**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

# Nasdaq Regulation

**Nasdaq**

February 24, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 24, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from FG Merger Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock and three-quarters of a Warrant

Common Stock, $0.0001 par value

Warrants

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi